Exhibit 99.4

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear                     :

As you know, on February 19, 2004, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Andiamo Systems, Inc. (“Andiamo”) (the “Acquisition”). In the Acquisition, each share of Andiamo Class A common stock was exchanged for 1.0476806966785 (the “Exchange Ratio”) shares of Cisco common stock (“Cisco Stock”). On the Closing Date you held one or more outstanding options (the “Andiamo Options”) to purchase shares of Andiamo Class A common stock granted to you under the Andiamo Systems, Inc. 2001 Stock Option Plan (the “Plan”), each documented with either an Incentive Stock Option Agreement or a Non-Qualified Stock Option Agreement (such applicable Incentive Stock Option Agreement or Non-Qualified Stock Option Agreement, the “Option Agreement”) issued to you under the Plan. In accordance with the terms of the Acquisition, on the Closing Date Cisco assumed all obligations of Andiamo under the Andiamo Options. This Agreement evidences the assumption of the Andiamo Options, including the necessary adjustments to the Andiamo Options required by the Acquisition.

Your Andiamo Options immediately before and after the Acquisition are as follows:

	ANDIAMO STOCK OPTIONS		CISCO ASSUMED OPTIONS
Grant Date	# Shares of Andiamo Class A Common Stock	Andiamo Exercise Price Per Share	# of Shares of Cisco Common Stock	Cisco Exercise Price Per Share

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed Andiamo Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition, and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under the law for incentive stock options held by you.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” or the “Corporation” means Cisco, (ii) to “Stock,” “Class A Common Stock” or “Shares” means shares of Cisco Common Stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) to the “Committee” means the Compensation Committee of the Cisco Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee or consultant of Andiamo will now refer to your status as an employee or consultant of Cisco or any present or future Cisco subsidiary. To the extent the Option Agreement allowed you to deliver shares of Andiamo Class A common stock as payment for the exercise price, shares of Cisco common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Andiamo Class A common stock prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and expiration date of your assumed Andiamo Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed Andiamo Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco Stock. However, to the extent an item is not explicitly provided for in your option documents, Cisco policies will apply. For example, vesting of options will be suspended during all leaves of absence in accordance with Cisco policy, unless your option documents explicitly provide otherwise. Upon your termination of employment with Cisco you will have the limited time period specified in your Option Agreement to exercise your assumed Andiamo Option to the extent vested and outstanding at the time, generally a period anywhere from thirty days to three months, after which time your Andiamo Options will expire and NOT be exercisable for Cisco Stock.

To exercise your assumed Andiamo option, you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website (www.in.cisco.com/FinAdm/StockAdmin) or call the Human Resources Connection at (408) 526-5999 for further information.

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Cisco’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan, and such terms may be different from the terms of your assumed Andiamo Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Drive

MS-11-1

San Jose, CA 95134

Attn: Colleen Ledesma, Stock Administration

Until your fully executed Agreement is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed Andiamo Options, please contact Colleen Ledesma at (408) 527-8321.

CISCO SYSTEMS, INC.

By:

Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Andiamo Options hereby assumed by Cisco are as set forth in the Option Agreement, the Plan and such Stock Option Assumption Agreement.

DATED: , 2004

, OPTIONEE